KUTAK ROCK LLP
SUITE 3100	ATLANTA
1801 CALIFORNIA STREET	DES MOINES
CHICAGO
DENVER, COLORADO 80202-2626	FAYETTEVILLE
IRVINE
303-297-2400	KANSAS CITY
FACSIMILE 303-292-7799	LINCOLN
LITTLE ROCK
OKLAHOMA CITY
www.kutakrock.com	OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON WICHITA

November 19, 2004

VIA EDGAR

Mr. Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Spirit Finance Corporation
  Registration Statement on Form S-11
  Pre-Effective Amendment No. 1
  Commission File No. 333-119810

Dear Mr. Pinkerton:

        On behalf of Spirit Finance Corporation (the "Company"), we are filing herewith Pre-Effective Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"). Below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in its letter dated November 15, 2004 (the "Comment Letter"), relating to the original filing of the Registration Statement on October 19, 2004. The responses below are numbered to correspond to the numbered comments in the Staff's Comment Letter. Terms not otherwise defined herein are used with the same meaning as used in the Registration Statement.

  General

1.
We note that you intend to elect to be taxed as a REIT and that your offering appears to constitute a "blind-pool" offering. Accordingly, please provide all of the disclosure required by Industry Guide 5. If you do not believe Guide 5 is applicable to your offering, please provide a supplemental response explaining the basis for your belief.

        The Company wishes to supplementally note to the Staff that it does not believe this is a "blind-pool" offering because a substantial majority of the net proceeds of the offering are allocated to specific uses. In this regard, the Company has revised the disclosure on page 32 of the prospectus to state that the net proceeds, after underwriting discounts and offering expenses, are expected to be approximately $276.8 million, and that of these proceeds $33.9 million will be used to acquire real estate subject to purchase agreements and approximately $230.3 million will be used to pay down existing borrowings on the Company's credit facility with Bank of America Mortgage Capital

Corporation and borrowings from GE Franchise Finance Corporation. In addition, the Company had total assets of $527.8 million as of September 30, 2004, and a total real estate investment portfolio of $510.0 million as of November 15, 2004. Therefore, by investing in the Company, investors are also investing in an interest in this portfolio and the Company as a going concern, not a blind pool of unidentified real estate.

        The Company wishes to supplementally note to the Staff that it does not believe that Guide 5 is applicable to this offering because Guide 5 was intended to apply to real estate programs of finite-life entities such as limited partnerships, not infinite-life corporations such as the Company. Further, the Company wishes to note to the Staff that it believes that the portions of the Items of Guide 5 that would be material to investors are already included in the prospectus, including the Cover Page (Item 1), Summary and Use of Proceeds (Item 3), Executive Compensation (Item 4), Conflicts of Interests (Item 5), Risk Factors (Item 7), Management (Item 9), Investment Objectives and Policies (Item 10), Description of Real Estate Investments (Item 11), Federal Taxes (Item 12), Summary of the Charter (Item 14), Reports to Stockholders (Item 15), Description of Common Stock (Item 16) and Underwriting (Item 18). The Company believes the Items of Guide 5 not addressed in the prospectus are either not applicable to the Company or not material to investors.

2.
Please revise your disclosure to include prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief.

        The Company wishes to supplementally note to the Staff that as stated in Response number one above, it does not believe that Guide 5, including Item 8 and Appendix II thereof, is applicable to the Company or this offering. Further, the Company wishes to note to the Staff that it does not have any information to disclose pursuant to the Tables in Appendix II of Guide 5 because the prior programs were concluded over three years ago and the investment objectives were not similar to those of the Company. The Company wishes to note to the Staff that if the narrative summary of Item 8 were applicable, Franchise Finance Corporation of American ("FFCA") is the only material program that fits within the ten year time frame stated in Item 8. The Company believes it has included the portions of the narrative summary required by Item 8A(1), or information that would be comparable regarding the prior experience of the Company's management sought by Item 8A(1), that would be applicable and material to investors under the heading "—Experienced Management" on page 48 of the prospectus, including "conditions experienced by FFCA that would be material to investors" required by Item 8A(2) on page 49 of the prospectus. The Company has, in response to comments from the Staff on the Company's selling stockholder registration statement, Registration No. 333-116408 (the "Selling Stockholder Registration Statement"), significantly reduced its disclosure regarding FFCA on pages 48 and 49 and elsewhere throughout the prospectus.

3.
Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

        The Company wishes to supplementally note to the Staff that because Guide 5 is not applicable to this offering as discussed above, the Company respectfully submits that Item 19.D of Guide 5 is not applicable.

4.
Supplementally, please provide us with any graphics you intend to use.

        The Company has complied with this comment by supplementally providing to the Staff herewith copies of the prospectus artwork that the Company intends to use in the prospectus. The Company wishes to supplementally note to the Staff that the photos surrounding the map in the artwork are photos of properties actually owned or financed by the Company.

Cover Page

5.
Please revise your cover page risk factors to include disclosure of the following risks:

•
The fact that the proposed offering is a blind pool offering, and that investors will not be able to evaluate the specific properties that will be purchased with the proceeds; and,

•
The fact that there are inherent conflicts of interest with one of your lead underwriters due to the fact that an affiliate of BAS is the lead arranger of your credit facility, as well as the fact that you have entered into an engagement agreement with BAS.

        The Company wishes to supplementally note to the Staff that, as stated in response number one, the Company does not believe this is a blind pool offering. The Company has complied with this comment by revising the cover page risk factors to state that investors will not be able to evaluate all of the properties the Company will purchase in the future and to disclose the conflicts of interests with BAS.

6.
Please remove the designation, "Joint Book-Running Manager" from the cover page since this information exceeds what is required by Item 501 of Regulation S-K and is not information key to an investment decision. If you believe that the information is material to investors, you may include it on the back cover page and/or in the Underwriting section.

        The Company has complied with this comment by revising the prospectus cover page to remove the designation "Joint Book-Running Manager".

Table of Contents, pages i - iv

7.
We note your disclosure in the third paragraph on page i that your name, logo and other trademarks are the property of their respective owners. Please supplementally advise us whether you own all of rights to your name, logo and other intellectual property you use in your business and, if you do not, please describe the terms under which you have the right to use such intellectual property.

        The Company wishes to supplementally note to the Staff that the Company owns all rights to its name and logo. For additional discussion regarding the Company's logo, the Company wishes to refer the Staff to response number two in the Company's letter addressed to the Staff dated September 8, 2004, relating to the Selling Stockholder Registration Statement. The Company also wishes to supplementally note to the Staff that the Company owns all rights to the other material intellectual property that the Company uses in its business except for the V-Formula. The Company has a perpetual license to use the V-Formula.

Summary, pages 1 - 12

8.
Your summary should include a description of the depreciation method you will use and the maximum leverage you expect to use on the whole and on individual properties, as required by Item 3.A. (vi) and (vii) of Industry Guide 5.

        The Company has complied with this comment by revising the disclosure on pages 3 and 8 of the prospectus to include a description of the depreciation method the Company uses and the maximum leverage the Company intends to use on a whole and on individual properties.

9.
Please identify the natural persons who will make investment decisions. See Item 3.A. of Industry Guide 5.

        The Company has complied with this comment by revising the disclosure on page 3 of the prospectus to include the names of the natural persons who will make investment decisions for the Company.

Conflicts of Interest, page 7

10.
Please revise this section to indicate that BAS is a lead underwriter in this offering and to quantify the advisory fees payable to BAS for introducing you to an investment possibility. In addition, please disclose that the potential conflict is that BAS has an incentive to conduct a lower level of due diligence in order to ensure the success of this offering.

        The Company has complied with this comment by revising the disclosure on pages 7 and 8 of the prospectus as requested by the Staff.

Risk Factors, pages 13 - 30

We may be affected by conflicts of interest that arise out of relationships with BAS and its affiliates, page 30

11.
Please identify BAS as a lead underwriter for this offering.The Company has complied with this comment by revising the risk factor on page 30 of the prospectus to identify BAS as a lead underwriter for this offering.

Use of Proceeds

12.
Please include a more detailed break-down of how you intend to use the anticipated net proceeds from this offering. For example, please specify the amount of proceeds that will be used to pay down your credit facility. In addition, if the properties that are subjects of binding purchase agreements will be purchased, in whole or in part, with proceeds from this offering, please disclose this.

        The Company has complied with this comment by revising the disclosure on page 32 of the prospectus to provide a detailed break-down of how it intends to use the anticipated net proceeds from this offering.

Distribution Policy, page 33

13.
We refer to your statement that the distribution declared for the quarter ended September 30, 2004 represents, on an annualized basis a yield of             %. Since you are not projecting the amount of future distributions, it is not appropriate to disclose the annualized rate represented by your most distribution payment. Please revise to remove this. Please be aware that if you choose to project initial distribution payments for the next twelve months, we would require that a distribution table be included in the prospectus that shows the amount of cash available for distribution during the next twelve months.

        The Company has complied with this comment by revising the disclosure on page 33 of the prospectus to delete the reference to an annualized yield.

14.
Please disclose the estimated portion of the third quarter distribution that represents a return of capital.

        The Company has complied with this comment by revising the disclosure on page 33 of the prospectus to include the portion of the year-to-date distributions that the Company expects to represent a return of capital.

15.
Please briefly describe the restrictions imposed by Maryland law on your ability to declare distributions, as set forth in the twelfth bullet point on page 33.

        The Company has complied with this comment by describing the restrictions imposed by Maryland law on the Company's ability to declare distributions on page 33 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 38 - 45

Off-Balance Sheet Arrangements and Contractual Obligations, page 40

16.
Please advise us why the chart does not include your purchase obligations, or revise your disclosure in the next amendment to include the obligations in the chart.

        The Company wishes to supplementally note to the Staff that the chart on page 41 of the prospectus does not include purchase obligations, as that term is defined by Item 303(a)(5)(ii)(D) of Regulation S-K, because the only purchase agreements to which the Company is a party are purchase agreements for real property, not purchase agreements for goods or services as stated in Item 303. The Company also wishes to supplementally note to the Staff that the purchase agreements to which the Company is a party are not agreements binding on the Company as contemplated by Item 303. The agreements are generally binding on the seller of the real estate, but the Company's obligation to complete the transaction is generally subject to an inspection of the condition of the property by the Company and other closing conditions. Further, the Company believes that it is customary for registrants in the real estate industry to omit purchase agreements similar to those to which the Company is a party to from the contractual obligations table because of the reasons discussed above.

Spirit Finance Corporation, pages 46 - 67

17.
Refer to the third paragraph on page 59. Please disclose what percentage of your borrowings you expect to be secured by real estate operated by investment grade companies and what percentage you expect to be secured by real estate operated by non-investment grade companies.

        The Company wishes to supplementally note to the Staff that it believes it would be materially misleading to investors to project a percentage of investments it expects to be operated by investment grade companies because the Company has no way to predict with any certainty the information requested by the Staff. The Company has complied with this comment by revising the disclosure on page 59 of the prospectus to state that all of its current real estate investments are operated by non-investment grade companies.

18.
We note your reference to your policy regarding interest rate hedging in the fifth paragraph on page 59. Please expand your disclosure to briefly describe this policy.

        The Company has complied with this comment by revising the disclosure on page 59 of the prospectus to briefly describe the interest rate hedging policy.

Our Proposed Real Estate Investments, page 60

19.
Please revise the table on page 61 to identify which investments are subject to binding purchase obligations and which are subject to non-binding commitment letters.

        The Company wishes to supplementally note to the Staff that as of November 15, 2004 the Company was not a party to any commitment letters. In this regard, the Company has complied with this comment by revising the table on page 61 of the prospectus to only include investments that are subject to binding purchase agreements.

20.
We refer to your table on page 62 that shows the various industries represented by potential investments identified by management. In light of the fact that due diligence has not been conducted with respect to these potential acquisitions and the fact that you do not have sufficient resources, even after including proceeds from this offering, to make all of the acquisitions noted, it is not clear why this chart is meaningful to investors. Please tell us why, in light of the fact that you will be unable to complete a large portion of these investments without significant additional financing, this chart is useful to potential investors.

        The Company wishes to supplementally note to the Staff that it believes the chart showing the potential investments under review is useful to investors. The chart shows investors that the Company has adequate potential opportunities for investment of the Company's available capital and that adequate potential investments are available to execute the Company's growth plans. Further, since the table shows potential investments exceeding the currently available capital resources of the Company, the table shows that the Company can be selective in deciding on how to invest the company's available capital.

Underwriting, pages 123 - 126

21.
Refer to the first paragraph under the table under this heading. Supplementally, please detail all "terms and conditions" that could release the underwriters from their obligations to purchase the shares in the offering.

        The Company wishes to supplementally note to the Staff that it is expected that the terms and conditions of the underwriting agreement that could release the underwriters from their obligations to purchase the shares in the offering will be customary terms and conditions for an underwritten public offering. When the underwriting agreement has been finalized, the Company will file it as an exhibit to the registration statement.

22.
We note that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

•
Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

        Banc of America Securities LLC has advised us that it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on a branded website. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Commission in conformity with the Securities Act of 1933, as amended. The electronic version of the preliminary prospectus shall be identical to the copy filed with the Commission.

        Electronic versions of the preliminary prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically. Documents delivered electronically will be in Adobe PDF format. These customers may also request a hard copy of the preliminary prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time. Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final prospectus to its customers.

        In addition, Flagstone Securities may send Adobe PDF versions of the preliminary prospectus and final prospectus to potential institutional investors. Flagstone Securities maintains a log of recipients and disseminates addenda as required.

        The Company is not aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions.

  •
  Briefly describe any electronic distribution in the filing.

        The Company wishes to note to the Staff that the disclosure on page 126 of the prospectus currently describes any electronic distribution.

  •
  Please disclose whether you or the underwriters have any arrangements with a third party, to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        The Company does not have arrangements, and does not know of arrangements with the underwriters, with a third party, to host or access the Company's preliminary prospectus on the Internet. Banc of America Securities LLC has advised us that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While Banc of America Securities LLC expects to contract with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of this contract would not be specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to the institutional investors who cannot, or elect not to, attend the roadshow meeting in person. Banc of America Securities LLC understands that Net Roadshow, Inc. conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus identical to the copy filed with the Commission and distributed to the live attendees, is required to, and will, be made available on the Net Roadshow, Inc. website which is located at www.netroadshow.com.

  •
  Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

        No members of the selling group have made copies of the preliminary prospectus available over the Internet. Please see above for a discussion of when the preliminary prospectus will be available over the Internet.

23.
Please provide additional disclosure regarding the "investment banking, commercial banking and advisory services" performed by "some of the underwriters" as discussed on page 126 of the prospectus.

        The Company has complied with this comment by revising the disclosure on page 126 of the prospectus as requested by the Staff.

Notes to Consolidated Financial Statements

Acquisitions

24.
In the next amendment, please disclose your property acquisitions. The disclosure should include, but not be limited to, the cost of each property acquired, the date acquired, consideration given in the exchange, the allocation of the purchase price to all tangible and intangible assets acquired, the type of property acquired, etc. Also, please disclose any significant property dispositions.

        The Company has complied with this comment by revising the disclosure on pages F-12 and F-13 of the prospectus to include the disclosure requested by the Staff.

25.
Please include Schedule III for the year ended December 31, 2003. See Rule 5-04 of Regulation S-X.

        The Company wishes to supplementally note to the Staff that Schedule III as of December 31, 2003 is already included on page S-2 of the registration statement.

26.
We note the significant acquisitions made in the interim period as well as the significant amount of pending acquisitions. Please confirm to us that you are not required to include financial statements required by Rule 3-14 of Regulation S-X related to your property acquisitions or probable acquisitions. In this regard, please note where an acquired property is net leased on a long-term basis to a single tenant, financial information of the lessee or guarantor of the lease payments may be more meaningful and, therefore, be presented instead of the financial statements of the property.

        The Company wishes to supplementally note to the Staff that, as stated in response number 111 to the Company's letter to the Staff dated September 8, 2004, the relevant guidance for required financial information of the properties the Company acquires is Properties Subject to Net Lease, rather than Rule 3-14 of Regulation S-X. The Company wishes to further note to the Staff that none of the properties the Company acquired, or is probable of acquiring, has a purchase price that exceeds 20% of the amount of capital the Company expects to raise within the next twelve months. Therefore, the Company does not have any property leased to a single tenant that would meet the disclosure threshold for financial statements in the relevant guidance.

Part II

Exhibits

27.
Please file a copy of the second amended and restated servicing agreement you have with Midland as an exhibit to the registration statement. If you do not believe that the agreement is a material contract pursuant to Item 601(b)(10) of Regulation S-K, please advise us as to your reasons underlying this belief.

        The Company has complied with this comment by filing the second amended and restated servicing agreement with Midland Loan Services, Inc. as Exhibit 10.10 to the registration statement.

28.
Please file your legal and tax opinions with your next amendment or provide draft opinions for us to review.

        The Company has complied with this comment by filing the legal and tax opinions as exhibits 5.1 and 8.1, respectively, to the registration statement.

        The Company wishes to supplementally note to the staff that the Company desires to print preliminary prospectuses on or about Monday, November 29, 2004. The Company appreciates the Staff's cooperation in this regard.

        If you have any questions regarding this filing, please do not hesitate to contact the undersigned or Paul E. Belitz of this office.

Sincerely,
/s/ Michael J. Zieg
Michael J. Zieg
  CC:
  Karen Garnett
  Deborah Willson
  Donna DiSilvio
  Amanda McManus